

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 29, 2008

Mr. Thomas Megas
Chief Financial Officer
Energy Source, Inc.
3126 South Boulevard, Suite 264
Edmond, Oklahoma 73013

      Re: **Energy Source, Inc.**
           Form 10-KSB for the Year Ended December 31, 2007
           Filed April 3, 2008
           File No. 0-25261

Dear Mr. Megas:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           William Thompson
           Accounting Branch Chief